

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2022

Maureen Short
Executive Vice President and CFO
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

      Re: Rent-A-Center, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 28, 2022
          File No. 001-38047

Dear Maureen Short:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services